FILE No. 82-1824

REDCORP

NEWS RELEASE

07021074

News Release 07-05

REDCORP APPOINTS CHAIRMAN

SUPPL

REDCORP VENTURES LTD. (RDV-TSX) ("Redcorp") is pleased to announce that Kenneth G. Lowe has been appointed to the position of Chairman of the board of directors of the Company, effective January 26, 2007. The appointment recognizes Mr. Lowe's service as a company director since joining the board in May 2005 and his prior experience with mine development and financing which will be increasingly valuable as the company moves the Tulsequah Chief Project into financing and toward a production decision.

Mr. Lowe has over 35 years of mining finance and operations experience. Prior to joining the board of Redcorp he held the position of Vice President and Comptroller of EuroZinc Mining Corporation where he was a principal participant in the financial evaluation and Feasibility Study completion for the Aljustrel project and the acquisition of the Neves Corvo mine in Portugal. He was also responsible for negotiating letters of intent for concentrate off-take agreements with smelting and refining firms and traders.

Prior to joining EuroZinc, Mr. Lowe was Vice President Administration, Comptroller and Secretary of Princeton Mining Corporation and also served as President and Director of Similco Mines Ltd. during the re-activation, mining and closure of the Ingerbelle copper deposit in British Columbia.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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